

10030259

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 2010
DIVISION OF MARKET REGULATION

)MMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 38377 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31,2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFS SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Newman Springs Road
(No. and Street)

| Lincroft | NJ | 07738 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas P. Hyland (732)758-9300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holland & Company CPAs
(Name – *if individual, state last, first, middle name*)

| 411 Pompton Ave., | Cedar Grove | NJ | 07009 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Thomas P. Hyland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFS SECURITIES, INC., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Auditor's report on internal controls

x (p) Independent Auditor's report on applying agreed-upon procedures related to an entity's SIPC Assessment Reconciliation

**TFS SECURITIES, INC.**
**FINANCIAL STATEMENTS**
**DECEMBER 31, 2009**

TABLE OF CONTENTS



HOLLAND & COMPANY
*Certified Public Accountants*

**HOLLAND & COMPANY**
*Certified Public Accountants*
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

# Independent Auditor's Report

Board of Directors
TFS Securities, Inc.
437 Newman Springs Road
Lincroft, New Jersey 07738

We have audited the accompanying statement of financial condition of TFS Securities, Inc., as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TFS Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Holland & Company
Certified Public Accountant
February 24, 2010

**TFS SECURITIES, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2009**

ASSETS

| | | |
|---|---|---|
| Cash and Cash Equivalents | $ | 206,535 |
| Deposits - NASD/CRD Acct | | 1,112 |
| Deposit - Pershing | | 25,000 |
| BD Concessions Receivables | | 223,339 |
| Other Receivables | | 29,000 |
| Total Assets | $ | 484,986 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Payroll Taxes Payable | $ | 5,815 |
| Simple IRA Plan Payable | | 16,521 |
| Legal Fees Payable | | 5,237 |
| Commissions Payable | | 189,839 |
| Accrued Expenses | | 9,500 |
| Reserve for Arbitration Claims | | 0 |
| Total Liabilities | | 226,912 |
| Stockholders' Equity | | |
| Common Stock - $100.00 par value | | |
| 10,000 share authorized | | |
| 804 shares issued and outstanding | | 80,400 |
| Additional Paid in Capital | | 70,000 |
| Retained Earnings | | 107,674 |
| Total Stockholders' Equity | | 258,074 |
| Total Liabilities and Stockholders' Equity | $ | 484,986 |

*See Accountants Report and accompanying Notes to Financial Statements.

**TFS SECURITIES, INC.**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2009**

| | | |
|---|---|---|
| Revenues | | |
| Commissions/Revenue from Sale of Investment Co. Shares | $ 13,284,837 | |
| Investment Advisory Fees | 2,232,043 | |
| Rep Licensing Fee Income | 499,521 | |
| Other Income | 162,260 | |
| Interest and Investment Income | 22,878 | |
| Total Revenues | | $ 16,201,539 |
| Direct Costs | | |
| Commissions & Advisory Fees Paid | 13,993,427 | |
| Representative's Fund Reimbursements | 36,815 | |
| Total Direct Costs | | 14,030,242 |
| Gross Profit | | 2,171,297 |
| Operating Expenses | | |
| Payroll and Bonuses | 731,672 | |
| Payroll Taxes & Benefits | 68,236 | |
| Office & Computer Expenses | 180,348 | |
| Postage Expense | 7,380 | |
| Equipment Leasing Expense | 6,300 | |
| Telephone & Utilities | 27,122 | |
| Dues, Fees and Assessments | 255,929 | |
| Rent | 44,100 | |
| Professional Fees | 40,598 | |
| Settlement Expenses | 5,502 | |
| Bank Charges & Interest | 12,034 | |
| Reimbursed Employee Business Expenses | 33,772 | |
| Insurance | 60,765 | |
| Corporate Taxes | 0 | |
| Fidelity and Surety Bonds | 47,277 | |
| Consulting Fees | 160,718 | |
| Miscellaneous Expenses | 117 | |
| Conventions and Seminars | 24,305 | |
| Overhead Expense - PC | 497,000 | |
| Total Operating Expenses | | 2,203,175 |
| Net Income | | $ (31,878) |
| Earnings per share of common stock | | $ (39.65) |

*The accompanying notes are an integral part of these financial statements.

**TFS SECURITIES, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2009**

| | Common Stock | Additional Paid in Capital | Retained Earnings |
|---|---|---|---|
| Beginning Balance at January 1, 2009 | 80,400 | $ 70,000 | $ 139,552 |
| Add: Shareholder Contributions | | | 0 |
| Net Income | | | (31,878) |
| Less: Distributions to Shareholders | | | 0 |
| Ending Balance at December 31, 2009 | 80,400 | $ 70,000 | $ 107,674 |

*The accompanying notes are an integral part of these financial statements.

**TFS SECURITIES, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2009**

| | | |
|---|---|---|
| Cash Flows from Operating Activities | | |
| Net Income ( Loss ) | | $ (31,878) |
| Adjustments to reconcile Net Income to Net Cash provided by Operating Activities: | | |
| (Increase) decrease in operating assets: | | |
| Deposits - NASD/CRD Acct | $ (1,892) | |
| BD Concessions Receivable | 140,185 | |
| Increase (decrease) in operating assets: | | |
| Payroll Taxes Payable | 745 | |
| Simple IRA Plan Payable | (5,534) | |
| Legal Fees Payable | (11,350) | |
| Commissions Payable | (119,156) | |
| Accrued Expenses | (787) | |
| Reserve for Arbitration Claims | (1,998) | |
| Total Adjustments | | 213 |
| Net cash used by operating activities | | (31,665) |
| Cash Flows from Investing Activities | | 0 |
| Net Increase (Decrease) in Cash | | (31,665) |
| Cash at beginning of the year | | 238,200 |
| Cash at end of the year | | $ 206,535 |

| | |
|---|---|
| Supplemental Disclosures: | |
| Interest Paid | $ 0 |
| Income Taxes Paid | $ 0 |

*The accompanying notes are an integral part of these financial statements.

**TFS SECURITIES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2009**

**Note 1-** *Organization and Nature of Business*

The Company is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers (NASD). The Company is a closely held corporation, operates with several hundred representatives mostly located throughout the State of New Jersey. However, the organization does have representatives in many other States. The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle and high-income individuals.

**Note 2-** *Significant Accounting Policies*

*Transactions*

Securities transactions are recorded on a settlement date basis, in accordance with generally accepted accounting principles.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

*Commission/Revenue from sale of Investment Company shares*

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

*Investment Advisory Fees*

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

*Income Taxes*

The Company has elected by consent of its shareholders to be taxed under the provisions of subchapter S of the Internal Revenue Code. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual Federal income taxes on their respective share of the Company's taxable income.

*Use of Estimates:*

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Fixed Assets*:

Fixed Assets are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in income.

**Note 2-** *Significant Accounting Policies-continued*

*Statement of Cash Flows:*

For the purpose of the statement of cash flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

**Note 3-***Pension Plan*

The Company has established a SIMPLE IRA retirement plan for it's' employees. An employee is eligible to participate in any calendar year if he or she received at least $5,000 of compensation during each of the two preceding calendar years. The Plan must permit each eligible employee to elect to have the employer make payments to the SIMPLE IRA account. An employee may terminate participation in the SIMPLE IRA plan at any time during the calendar year. The Company must match the elective contribution of the employee in an amount not exceeding 3% of the employee's compensation. The Company's matching 3% expense for 2009 was $12,671.

**Note 4-***Rent and Parent Company Overhead-Related Party*

The Company rents office facilities from a partnership owned by the Company's shareholders. The Company also pays shared administrative and overhead expenses to a corporation that is owned by its shareholders. The total amount of expenses paid to the related parties was $751,400 for the year ended December 31, 2009. The Company also was owed $29,000 from related entities at December 31, 2009.

**Note 5-***Commitments and Contingent Liabilities*

The Company is a defendant in lawsuits incidental to its securities business. Management of the Company, after consultation with legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

**Note 6-***Concentrations of Credit Risk*

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

**Note 7-***Financial Instruments with Off-Balance-Sheet Risk*

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

**Note 8**-*Net Capital Requirements*

The company is subjected to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1.

At December 31, 2009, the Company had net capital of $208,962, which was $158,962 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.09 to 1.

**Note 9**-*Basic Earnings Per Share*

Basic earnings per share of common stock were computed by dividing income available to common stockholders, by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has no dilutive potential common shares.

**SCHEDULE I**

**TFS SECURITIES, INC.**
**COMPUTATION OF NET CAPITAL AND AGGREGATED INDEBTEDNESS**
**AS OF DECEMBER 31, 2009**

| | | |
|---|---|---|
| Net Capital | | |
| Total Stockholders' Equity qualified for Net Capital | | $ 258,074 |
| Deductions and/or charges | | |
| Non-Allowable Assets | | |
| Deposits - NASD/CRD Acct | $ 1,112 | |
| Other Receivables | 29,000 | |
| Total Non-Allowable Assets | 30,112 | |
| Other Deductions and/or charges | 19,000 | 49,112 |
| Net Capital Before Haircuts on Securities | | 208,962 |
| Haircuts on Securities | | 0 |
| Net Capital | | $ 208,962 |
| Aggregate Indebtedness | | |
| Items included in statement of financial condition | | |
| Payroll Taxes | $ 5,815 | |
| Simple IRA Plan Payable | 16,521 | |
| Legal Fees Payable | 5,237 | |
| Commissions Payable | 189,839 | |
| Accrued Expenses | 9,500 | |
| Reserve for Arbitration Claims | 0 | |
| Total Aggregated Indebtedness | | $ 226,912 |
| Computation of Basic Net Capital Requirement | | |
| Minimum Net Capital Required | | $ 50,000 |
| Excess Net Capital | | $ 158,962 |
| Excess Net Capital at 1000% | | $ 186,271 |
| Ratio: Aggregate Indebtedness to Net Capital | | $ 1.09 to 1 |

## SCHEDULE II

## TFS SECURITIES, INC.
## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
## DECEMBER 31, 2009

STATEMENT NOT APPLICABLE
No outstanding loans as of December 31, 2009.

## TFS SECURITIES, INC.
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
## DECEMBER 31, 2009

STATEMENT NOT APPLICABLE. TFS Securities, Inc. does not hold customer's funds and/or securities.

Note: Same explanation for information relating to the possession or control requirements pursuant to Rule 15C3-3 Requirement I.

**SCHEDULE III**

**TFS SECURITIES, INC.**
**REQUIREMENT J: RECONCILIATION**
**DECEMBER 31, 2009**

STATEMENT NOT APPLICABLE

There were no material differences between the Audited Net Capital computation determined in this report and the broker-dealer's corresponding Unaudited Net Capital computation on the Focus Part IIA, a statement to verify the inadequacies is not needed.

The firm does not compute a reserve computation, as stated in Schedule II of this report. Therefore, no reconciliation is required.

**HOLLAND & COMPANY**
*Certified Public Accountants*
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

**Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15C3-3**

Board of Directors
TFS Securities, Inc.
437 Newman Springs Road
Lincroft, New Jersey 07738

In planning and performing our audit of the financial statements and supplemental schedules of TFS Securities, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



**Holland & Company**
Certified Public Accountants
February 24, 2010

**HOLLAND & COMPANY**
*Certified Public Accountants*
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

## Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
TFS Securities, Inc.
437 Newman Springs Road
Lincroft, New Jersey 07738

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ([Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by TFS Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating TFS Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). TFS Securities, Inc.'s management is responsible for the TFS Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in their computerized accounting system's (Peachtree) check register and general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



*Holland & Company*
Certified Public Accountants
February 24, 2010